EXHIBIT 9.1

Financial Statements
(with Independent Auditors’ Report Thereon)

DING KING TRAINING INSTITUTE, INC.

As of and for the Years Ended December 31, 2012 and 2011

DING KING TRAINING INSTITUTE, INC.

Table of Contents

Page
Independent Auditors’ Report

Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Shareholder’s Equity (Deficit)	5

Statements of Cash Flows	6

Notes to the Financial Statements	7

INDEPENDENT AUDITORS' REPORT

To the Shareholder

Ding King Training Institute, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Ding King Training Institute, Inc, which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, shareholder's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the frnancial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8001 IRVINE CENTER DRIVE SUITE 300 • IRVINE, CA 92618 949.450.6200 FAX 949.450.6201 www.hwcpa.com

INDEPENDENT AUDITORS' REPORT (continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ding King Training Institute, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, a net capital deficiency and debt obligations in default that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

HASKELL & WHITE LLP
October 16, 2013 Irvine, California

DING KING TRAINING INSTITUTE, INC.

Balance Sheets
As of December 31, 2012 and 2011

	2012	2011
ASSETS (Note 3)
Cash and cash equivalents	$13,746	$-

Property and equipment, net	3,565	4,195

Other assets	6,270	6,372

Total assets	$23,581	$10,567

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Bank overdraft	$-	$11,614
Accrued liabilities	2,646	9,503
Payroll and sales tax payable	45,808	37,521
Purchase commitment (Note 5)	397,137	397,137
Refundable deposits	1,600	3,400
Accrued interest	184,150	179,933
Notes payable (Notes 3 and 7)	552,316	467,553

Total current liabilities	1,183,657	1,106,661

Commitments and Contingencies (Note 5)

Shareholder’s equity (deficit):
Common stock, 100,000 authorized; 5,000 shares
issued and outstanding	5,000	5,000
Shareholder advance (Note 7)	(68,432)	(64,555)
Accumulated deficit	(1,096,644)	(1,036,539)

Total shareholder’s equity (deficit)	(1,160,076)	(1,096,094)

Total liabilities and shareholder’s equity (deficit)	$23,581	$10,567

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011

Revenue	$713,875	$943,757

Cost of revenues (Note 7)	304,234	463,120

Gross profit	409,641	480,637

Sales and administrative expenses	413,729	396,242

Operating (loss) income	(4,088)	84,395

Interest expense	(55,217)	(45,701)

Income (loss) before income taxes	(59,305)	38,694

Provision for income taxes	800	800

Net (loss) income	$(60,105)	$37,894

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Statements of Shareholder’s Equity (Deficit)
For the Years Ended December 31, 2012 and 2011

	Common	Shareholder	Accumulated
	Stock	Advance	Deficit	Total

Beginning balance, at January 1, 2011	$5,000	$(25,950)	$(1,074,433)	$(1,095,383)

Advances	-	(38,605)	-	(38,605)

Net income	-	-	37,894	37,894

Balance at December 31, 2011	5,000	(64,555)	(1,036,539)	(1,096,094)

Advances	-	(3,877)	-	(3,877)

Net loss	-	-	(60,105)	(60,105)

Ending balance, at December 31, 2012	$5,000	$(68,432)	$(1,096,644)	$(1,160,076)

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Statements of Cash Flows
For the Year Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:
Net (loss) income	$(60,105)	$37,894
Adjustments to reconcile net (loss) income to net cash
used in operating activities:
Depreciation	630	1,010
Change in assets and liabilities:
Other assets	102	-
Accrued liabilities	(6,857)	(119,293)
Payroll and sales tax payable	8,287	33,177
Purchase commitment	-	(4,920)
Refundable deposits	(1,800)	(14,390)
Accrued interest	4,217	54,083

Net cash used in operating activities	(55,526)	(12,439)

Cash flows from financing activities:
Advances to shareholder	(3,877)	(38,605)
Bank overdraft	(11,614)	11,614
Proceeds from notes payable	105,000	38,700
Payments on notes payable	(20,237)	(7,280)

Net cash provided by financing activities	69,272	4,429

Net increase (decrease) in cash and cash equivalents	13,746	(8,010)
Cash and cash equivalents, beginning of year	-	8,010
Cash and cash equivalents, end of year	$13,746	$-

Supplemental Disclosures of Cash Flow Information:
Cash paid for income taxes	$800	$800

Cash paid for interest	$11,000	$1,659

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements
December 31, 2012 and 2011

1.	Organization and Summary of Significant Accounting Policies

Nature of Business

The Ding King Training Institute, Inc. (“Company”) operates a vocational training program to teach technicians paintless dent removal for the automotive industry. Technicians are employees of auto body repair shops, car dealers and entrepreneurs looking to start their own business. The Company was incorporated in August 2004 as C-Corporation in the state of California and is located in Costa Mesa, California. The Company is owned by one shareholder.

Going Concern

As shown in the accompanying financial statements, the Company has a history of losses from operations, and as of December 31, 2012, the Company’s liabilities exceeded its assets by $1,100,000. The Company has had difficulty raising capital or obtaining trade credit from vendors. Additionally, the Company’s debt obligations are in default as well as its purchase commitments to vendors. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management has instituted a cost reduction program to mitigate costs. Management has also entered into a merger agreement with a public shell company. See Note 8. Management believes this transaction will provide an improved capital raising opportunity to initiate expansion opportunities and increase advertising capabilities. Management believes these factors will contribute towards achieving profitability. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with a maturity of three months or less, when acquired, including money market accounts, to be cash equivalents. Periodically, the Company maintains cash balances at a bank in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. Management does not believe there is significant credit risk associated with this financial institution.

Revenue Recognition

The Company’s tuition packages vary in price according to the different types of training programs purchased by the students. Upon commencement of the courses, the Company will recognize as revenue any deposits previously provided. Upon completion of the course, generally within one to two weeks of commencement, the remaining tuition will be received from the student or the student’s employer, at which time the balance of the tuition package will be recognized as revenue.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

1.	Organization and Summary of Significant Accounting Policies (continued)

Credit Risk and Concentrations

The Company no longer grants credit for tuition. Upon enrollment, a 20% deposit is required. The remaining balance for the tuition package is due upon completion of the course, which can be from one to three weeks in duration.

Due to the Company’s recent financial difficulties, the Company has not been able to obtain trade credit from vendors and therefore does not have accounts payable.

Shipping Costs

The Company incurs certain shipping costs related to tools purchased by students as part of their tuition package. These costs are classified on the statements of operations as cost of revenues.

Advertising

The Company’s advertising expenses consist primarily of internet search related costs incurred to drive traffic to the Company’s website. Total expenses for the years ended December 31, 2012 and 2011 were $3,900 and $11,827, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated based on the straight-line method over the estimated useful lives of the related assets as summarized below. Major renewals and betterments are capitalized while maintenance costs are expensed as incurred. Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $630 and $1,010, respectively.

Machinery and equipment                                        5 - 15 years
Office equipment and equipment                             7 years
Leasehold improvements                                          The shorter of lease term or useful life

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

1.	Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws. Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2.	Payroll Taxes

The Company has accrued for payroll taxes for the years ended December 31, 2012 and 2011; however, these amounts have not been remitted to the appropriate taxing authorities and are delinquent. Management intends to pay this obligation by or before December 31, 2013. The Company may be liable for penalties, including interest for these delinquent taxes. No provision for penalties or interest for these delinquent payments have been accrued as management has not determined the exact amounts.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

3.	Notes Payable

	2012	2011
Note payable to individual, unsecured, 10% interest,
balance is in default.	$13,000	$15,000

Note payable to related party individual (Note 7),
unsecured, non-interest bearing. The maturity date has
been extended indefinitely by the creditor through an
oral agreement.	12,836	14,073

Note payable to related party individual (Note 7),
unsecured, non-interest bearing, no stated maturity date.	8,000	8,000

Note payable to individual, unsecured, $1,000 interest
per month, balance is in default.	25,000	25,000

Note payable to related party (Note 7), unsecured, non-
interest bearing, no stated maturity.	5,480	5,480

Note payable to individual, unsecured, 10% interest,
balance is in default.	20,000	-

Note payable to individual, unsecured, 10% interest,
balance is in default.	68,000	-

Note payable to individual, 10% annual interest. The
balance is in default. Demand notice granted a security
interest in substantially all the assets of the Company
and also contains an undefined conversion feature. See
discussion below and Note 8.	400,000	400,000

Total	$552,316	$467,553

Conversion features

As part of a demand for payment agreement for the $ 400,000 note payable above that extended the repayment date, the Company agreed to grant a security interest in substantially all the assets of the Company. The note is convertible into common stock of the Company at an amount to be determined. Management does not believe a conversion amount has been determined with the creditor. Additionally, a contingent conversion feature was also granted if the Company becomes publically traded, the conversion rate into common stock is to be an undefined “substantial discount”.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

3.	Notes Payable (continued)

Conversion features (continued)

As the terms of the conversion feature have not been determined, the financial effects of the conversion feature have not been accounted for by the Company. Additionally, as of the balance sheet date, the Company remains a privately-held entity, and therefore there has been no accounting for the contingent conversion feature, as the contingency has not occurred. Subsequent to the year ended December 31, 2012, the Company entered into an agreement to become a public company through a reverse merger with a publicly traded shell company. The effects of this transaction have not been determined by management, nor has management estimated any potential dilution to the shareholders if either conversion feature is exercised by the note holder.

4.	Commitments and Contingencies

Operating Lease

The Company leases real property under an operating lease, which commenced in August of 2012 for a two-year term, expiring in July 2014. The Company previously leased real property under an operating lease that expired in November 2011. The Company occupied the premises on a month-to-month basis through July 2012. The total rent expense for the years ended December 31, 2012 and 2011 was $68,891 and $93,193, respectively, including common area maintenance charges. The minimum future payments for the leases are summarized below:

For the Year
Ending December 31:	Payments

2013	$25,080
2014	14,630
Total	$39,710

Defaults

Several of the Company’s notes payable are in default for non-payment. Certain note agreements provide the note holder the right to charge an additional 6% administration fee in the event of non-payment. Management asserts that no note holders have exercised this right under the note agreement. Therefore, the Company has not accrued any amounts for these charges.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

5.	Purchase Commitments

The Company received $430,000 in advances for anticipated rebates from purchases of paint and related products from a manufacturer and distributor. In exchange for the advanced funds, the Company agreed to exclusively purchase paint and related products from the manufacturer and distributor over a five year period commencing in 2007. The Company has not purchased the volume of products anticipated in the rebate agreement and is not in compliance with the purchase commitment. The total purchase commitment from the distributor and manufacturer was $4.2 million and $1,780,000, respectively. Management has not been contacted by the manufacturer or the distributor. However, management anticipates they will be able to negotiate a time extension to fulfill the purchase commitment. Based on the amount of products purchased to date by the Company, the remaining purchase commitment is $397,137 as of December 31, 2012 and 2011.

6.	Income Taxes

The provision for income taxes for the years ended December 31, 2012 and 2011 consists of the following:

Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for reporting purposes and the amounts used for income tax purposes. The main component of deferred tax assets is the net operating loss (“NOLs”).

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will not be realized. Accordingly, a full valuation allowance has been recognized. The total federal NOLs as of December 31, 2012 and 2011 were $848,238 and $158,758, respectively. The total California NOLs as of December 31, 2012 and 2011 were $841,858 and $153,178, respectively.

U.S. generally accepted accounting principles regarding accounting for uncertainty in income taxes defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. A tax position that meets the “more-likely-than-not” criterion shall be measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2012 and 2011, the Company did not have any material unrecognized tax benefits.

The Company is subject to taxation in the United States and state jurisdictions of which 2009 and forward is open for the examination by the United States and 2008 and forward is subject to examination by state taxing authorities as applicable.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

7.	Related Party Transactions

Transactions with Owner

The owner of the Company utilizes the Company’s banking function for personal expenses, which are accumulated in the shareholder advance account. As the owner intends to settle the advance as a deemed distribution through equity, the shareholder advance balance has been presented as a contra-equity account on the balance sheet.

Purchases and Advances from Affiliated Entity

The Company purchases its paintless repair tools from Dent Tools Direct USA, Inc., an affiliate through common ownership. The sole shareholder of the Company also owns 50% of Dent Tools Direct USA, Inc. (“Affiliate”). For the years ended December 31, 2012 and 2011, the Company purchased $37,725 and $53,494 of tools from the Affiliate, of which no amounts were outstanding at December 31, 2012 or 2011.

During the year ended December 31, 2011, the Affiliate advanced $10,960 to the Company, of which $5,480 remained outstanding at December 31, 2011. During the year ended December 31, 2012, the Affiliate advanced another $5,000 to the Company, which was repaid during the year. As of December 31, 2012, the outstanding balance owed to the Affiliate was $5,480 (Note 3).

Borrowing from Relative

The Company has borrowed funds from the shareholder’s sister. The amounts outstanding at December 31, 2012 and 2011 were $20,836 and $22,073, respectively (Note 3).

8.	Subsequent Events

Management has evaluated subsequent events through October 16, 2013, the date the financial statements were available to be issued.

Assignment of Notes Payable

Subsequent to year end, the holder of certain a note payable of the Company sold the collection rights to an unrelated entity. The principal balance was $400,000.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

8.	Subsequent Events (continued)

Acquisition Agreement

In August 2013, the Company entered into a binding letter of intent to be acquired by mLight Tech, Inc., a public shell company. mLight Tech, Inc. will acquire 100% of the outstanding stock of the Company. Management believes this will be accounted for as a reverse merger, whereby Ding King Training Institute, Inc. will be deemed the acquiror for accounting purposes.